1 FY24 & 4Q24 trading update |1 VEON FY24 & 4Q24 TRADING UPDATE 20 March 2025 • STRONG DELIVERY IN 2024 • DIGITAL DRIVING GROWTH

2 FY24 & 4Q24 trading update |2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. TRADING RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

3 FY24 & 4Q24 trading update |3 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s growth trajectory and ability to generate sufficient cash flow to repay its upcoming debt maturities and other obligations, amongst other obligations; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; the impact of VEON’s delisting from Euronext, VEON's HQ relocation to the Dubai International Financial Centre in the United Arab Emirates, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all ,including VEON's ability to finalize the business combination that will result in the listing of Kyivstar on the Nasdaq Stock Market LLC and implement the reorganization of its wholly owned subsidiary VEON Holdings B.V.; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2023 Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 17 October 2024 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

4 FY24 & 4Q24 trading update |4 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

5 FY24 & 4Q24 trading update |5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. TRADING RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

2024: A TRANSFORMATIVE YEAR

VEON

DELIVERED STRONG GROWTH

- Grew USD revenue 8.3% YoY, grew USD EBITDA 4.9% YoY in 2024; in line with FY2024 USD Expectations.
- Sustained high LCY revenue growth, outpacing both inflation and nominal GDP, gaining a larger share of consumer wallets.
- Grew VEON to a USD 4 billion revenue company.

SCALED DIGITAL SERVICES

- Grew Direct Digital Revenues, which comprised 12.6% of total revenues in 4Q24 by 63.0% in FY24 and 42.4% YoY in 4Q24.
- Evolving our enterprise architecture to "services company with telco license".
- Enhancing DO1440 to serve our customers and augmenting human capabilities with AI products under our AI1440 strategy.

PROGRESSED ASSET-LIGHT STRATEGY

- Completed sale of TNS+ in Kazakhstan for a total consideration of USD 137.5 million.
- Announced a strategic alliance with Engro in Pakistan for the sale of Deodar's tower assets for USD 563 million.
- Announced agreement for Kyivstar to bring Starlink's Direct-to-Cell satellite connectivity to Ukraine.

DELIVERED SHAREHOLDER VALUE

- Our share price was up 104% during 2024, and up 227% over 2023 and 2024.
- Completed Phase 1 (USD 30 million) after announcing USD 100 million share buyback.
- Strong liquidity position: cash at USD 1.7 billion as of Dec-24 (versus USD 1.0 billion as of Sept-24).
- Executed business combination agreement that will result in the listing of Kyivstar on Nasdaq Capital Markets in the U.S.
- Consolidated trading of our shares exclusively on the Nasdaq after delisting from the Euronext Amsterdam.
- HQ move to Dubai facilitates closer proximity to our markets.

1: Expectations issued with 3Q2024 results on November 14, 2024.

FY24 & 4Q24 trading update |6

7 FY24 & 4Q24 trading update |7 STOCK PRICE HAS RECOVERED TO PRE-WAR LEVELS OUR EQUITY HAS PERFORMED STRONGLY 45.00 7.53 45.98 D ec 2 1 Fe b 22 Ap r 2 2 Ju n 22 Au g 22 O ct 2 2 D ec 2 2 Fe b 23 Ap r 2 3 Ju n 23 Au g 23 O ct 2 3 D ec 2 3 Fe b 24 Ap r 2 4 Ju n 24 Au g 24 O ct 2 4 D ec 2 4 Fe b 25 VEON share price (USD) Ukraine/Russia war commences Officially exits Russia business Announces sale of Russia business Pre-Divestment btbt to EBITDA 3.0x+ Post-Divestment Net debt to EBITDA 1.3x Share price performance 36 month: 229% 24 month: 200% 12 month: 95% Source: Bloomberg, as of March 18, 2025 Source: Bloomberg, as of March 18, 2025 163% 5% 22% Fe b 23 M ar 2 3 Ap r 2 3 M ay 2 3 Ju n 23 Ju l 2 3 Au g 23 Se p 23 O ct 2 3 N ov 2 3 D ec 2 3 Ja n 24 Fe b 24 M ar 2 4 Ap r 2 4 M ay 2 4 Ju n 24 Ju l 2 4 Au g 24 Se p 24 O ct 2 4 N ov 2 4 D ec 2 4 Ja n 25 Fe b 25 M ar 2 5 VEON NASDAQ Small Cap MSCI World Telecom Index VEON 24-MONTH SHARE PRICE PERFORMANCE

OUR CREDIT HAS RECOVERED STRONGLY AS WELL

VEON



120
100
80
60
40
20
0
99.8
91.0
56.9
18.6
Feb 22
Mar 22
Apr 22
May 22
Jun 22
Jul 22
Aug 22
Sep 22
Oct 22
Nov 22
Dec 22
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23
Jan 24
Feb 24
Mar 24
Apr 24
May 24
Jun 24
Jul 24
Aug 24
Sep 24
Oct 24
Nov 24
Dec 24
Jan 25
Feb 25
Mar 25
2027 VEON Bond (Coupon 3.375%)
2025 VEON Bond (Coupon 4.0%)

Source: Cbonds.com, Bloomberg, as of March 18, 2025

FY24 & 4Q24 trading update | 8

9 FY24 & 4Q24 trading update |9 YOY REVENUE AND EBITDA GROWTH PERFORMANCE Group Total Revenue, YoY • FY24 impacted by identified items, excluding which revenues grew 14.6% YoY in local currency and EBITDA grew 12.0% YoY in local currency. • Weighted inflation dropped to 8.2% in 4Q24 from 14.8% in 4Q23 across VEON’s markets. Group EBITDA, YoY -2.4% -1.5% 8.3% 14.0% 16.4% 14.6% -6.0% 4.0% 14.0% 2022 2023 2024 2025 Guidance USD Underlying LCY Blended Weighted Inflation USD Inflation -5.3% -7.9% 4.9% 12.6% 9.9% 12.0% -10.0% 0.0% 10.0% 2022 2023 2024 2025 Guidance USD Underlying LCY USD Inflation 12-14% Underlying LCY 13-15% Underlying LCY

IDENTIFIED ITEMS FOR FY24 REVENUE AND EBITDA

VEON

Group Total Revenue

USD, million	Reported	Constant FX	One-offs, constant FX	Constant FX, adj for one-offs
Ukraine	925	1,019	48	1,067
Pakistan	1,382	1,375		1,375
Kazakhstan	854	877		877
Bangladesh	520	554	21	575
Uzbekistan	273	294		294
HQ, other and eliminations	50	50		50
Total	4,004	4,170	68	4,238
YoY Growth	8.3%	12.8%		14.6%

Group EBITDA

USD, million	Reported	Constant FX	One-offs, constant FX	Constant FX, adj for one-offs
Ukraine	518	572	49	621
Pakistan	584	582		582
Kazakhstan	442	453		453
Bangladesh	180	192	21	213
Uzbekistan	100	108		108
HQ, other and eliminations	(134)	(136)	37	(98)
Total	1,691	1,772	107	1,879
YoY Growth	4.9%	10.0%		12.0%

- FY24 impacted by identified items, USD 68 million revenue impact; USD 107 million EBITDA impact.
  - Underlying revenue was USD 4,238 million, YoY growth of 14.6%, which adjusts for USD 68 million of revenue impact from identified items (including the cyberattack impact in Ukraine, political unrest in Bangladesh) and TNS+ sale in Kazakhstan.
  - Underlying EBITDA was USD 1,879 million, YoY growth of 12.0%, which adjusts for the impact from HQ restructuring costs in addition to the identified items noted above.

FY24 & 4Q24 trading update | 10

FY24 HIGHLIGHTS

VEON

TOTAL REVENUE

$4,004mn

+8.3% YoY

+14.6% YoY Underlying LCY

4Q24 grew +4.7% YoY in USD and +11.1% in underlying LCY

TELCO/ INFRA REVENUE

$3,544mn

+3.8% YoY

+7.1% YoY Local Currency

4Q24 grew +0.8% YoY in USD and +5.4% in LCY

DIRECT DIGITAL REVENUE

$460mn

+63.0% YoY

+64.1% YoY Local Currency

4Q24 grew +42.4% YoY in USD and +43.5% in LCY

EBITDA

$1,691mn

+4.9% YoY

+12.0% YoY Underlying LCY

4Q24 grew +11.3% YoY in USD and +18.8% in underlying LCY

CAPEX

$826mn

+26.9% YoY

Capex intensity +3.0 p.p. YoY to 20.6% (18.7% excluding Ukraine)

EQUITY FCF

$403mn

-2.2% YoY

Declined as a result of higher capex

NET DEBT

$1,901mn

-3.3% YoY

Net debt to EBITDA ratio of 1.3x in 4Q24 (from 1.5x in 3Q24)

GROUP CASH

$1,691mn

$481mn at HQ

Effective debt and liquidity management

Notes: Cash and cash equivalents and deposits includes USD 243 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. Net debt figures also exclude leases. As of December 31, 2024, lease liabilities were USD 1.0 billion. Equity FCF is derived before accounting for lease and licensing payments.

FY24 & 4Q24 trading update | 11

FY24 GROUP OVERVIEW

VEON

Ukraine

	USD	Underlying LCY[1]
Total revenue	+0.7%	+13.7%
EBITDA	-4.2%	+10.3%

Pakistan

	USD	LCY
Total revenue	+23.5%	+22.7%
EBITDA	+16.3%	+15.6%

Kazakhstan

	USD	Underlying LCY[2]
Total revenue	+10.3%	+16.2%
EBITDA	+5.1%	+9.0%

Bangladesh

	USD	LCY
Total revenue	-8.8%	-2.8%
EBITDA	-15.8%	-10.2%

Uzbekistan

	USD	LCY
Total revenue	+1.6%	+9.4%
EBITDA	-10.5%	-3.7%

1. Adjusting for impact of the 2023 cyber-attack in Ukraine; 2. Adjusting for the sale of TNS+ in Kazakhstan.
Note: Kyrgyzstan is accounted for as an asset held for sale hence its exclusion in the Group overview.

FY24 & 4Q24 trading update | 12

13 FY24 & 4Q24 trading update |13 MULTIPLAY DRIVING REVENUE GROWTH Steady growth in 4G uptake Multiplay users drive top line growth Multiplay and Doubleplay 4G revenues (USD million) 85 94 99 54% 60% 65% 4Q22 4Q23 4Q24 260 317 386 192 177 169 4Q22 4Q23 4Q24 Multiplay Doubleplay 4G +5.3% 4G users YoY growth +12.7% excl. UKR and BAN +21.9% Multiplay segment revenue YoY growth 4G users and penetration (3 months active, million) +5.0p.p. 4G penetration YoY growth +27.9% local currency reported Multiplay ARPU versus voice-only ARPU Multiplay and Voice-Only ARPU (USD) 3.3 3.3 3.4 0.9 0.9 0.9 4Q22 4Q23 4Q24 Multiplay ARPU Voice-only ARPU +17.7% Multiplay segment YoY growth +4.1% Multiplay ARPU Multiplay users

14 FY24 & 4Q24 trading update |14 We are focused on growing our direct digital revenues • Our core digital verticals include: fintech, healthcare, education, entertainment, and enterprise services (AdTech, Cloud, Software development). • In every local market, we are focused on building robust digital products and services, leveraging our sustainable competitive advantages: Direct digital revenues OUR JOURNEY TOWARDS DIRECT DIGITAL REVENUES 60 62 +3.6% YoY 88 +43.5% YoY 126 +42.4% YoY 11% 2021 2022 2023 2024 201 220 282 USD, million % of total revenues Full year Q4 63% YoY growth in reported currency 460 1: Low cost of customer acquisition 2: Optimal cost of distribution 8% 6% 5%

UKRAINE
A strong finish to 2024

FY24 RESULTS AND YOY TRENDS, UAH

TOTAL REVENUE
37.3bn
+11.0%
+13.7% YoY Underlying LCY[2]

DIRECT DIGITAL REVENUE
880mn
+122.3%

EBITDA
20.9bn
+5.8%
+10.3% YoY Underlying LCY[2]

CAPEX
10.2bn
+60.7%

SEGMENT REVENUES IN SERVICE REVENUE[1]

(billion)



Multiplay
2Play 4G
Other
8.1
48%
34%
18%
7.8
44%
35%
21%
10.3
37%
32%
31%
4Q22
4Q23
4Q24

4G USERS AND PENETRATION

(3 month active, million)



53.0%
62.2%
62.8%
13.1
14.9
14.5
4Q22
4Q23
4Q24

DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE

(billion)



1.0%
1.3%
2.7%
83
106
286
4Q22
4Q23
4Q24

- 2024 revenue growth was supported by 122.3% YoY growth in direct digital revenues. EBITDA grew by 5.8% YoY despite significant network and utility cost pressures.
- 4G users stood at 14.5 million, and now account for 62.8% of Kyivstar's total customer base.
- Robust digital growth: Kyivstar TV UAH 208.9million (97.2% YoY); Helsi UAH 205.7million (55.2% YoY).
- Lifting of all restrictions on VEON's corporate rights in Kyivstar.
- Agreement with Starlink to bring direct-to-cell satellite connectivity to Ukraine.
- Expansion of Digital Portfolio with acquisition of Uklon, Ukraine's Top Ride-Hailing Business.
- VEON has signed a business combination agreement with Cohen Circle Acquisition Corp. I, that will result in the listing of Kyivstar on the Nasdaq Stock Market in the United States.

1. Revenues based on the mobile segment; 2. Adjusting for the cyber-attack impact.

FY24 & 4Q24 trading update | 15

16 FY24 & 4Q24 trading update |16 LISTING KYIVSTAR IN THE US Expected to be the only U.S.-listed company to invest in the recovery of Ukraine¹ Scarcity Value Leading digital operator. One of the most recognizable national brands in Ukraine and proven leader in Ukraine's digital infrastructure National Champion Proven leaders with a track record of resilience World Class Team Positioned for growth through Ukrainian recovery and digital services expansion Highly Profitable, Multiple Growth Levers 4 No external debt and ample liquidity “Fortress” Balance Sheet 5 31 2 25 1. Upon the successful completion of the business combination with Cohen Circle Acquisition Corp I.

17 FY24 & 4Q24 trading update |17 PAKISTAN FY24 Sustaining Robust Growth Momentum • 2024 revenue growth was supported by 77.5% YoY growth in direct digital revenues. Digital revenues comprised 26.1% of total revenues in 4Q. • Despite Jazz's EBITDA margin profile reflecting a shift towards a higher share of lower-margin digital revenue, EBITDA still grew significantly by 15.6% YoY. • Fintech delivered yet another outstanding quarter. Revenues surged 115.5% YoY for JazzCash and 32.2% YoY for Mobilink Microfinance Bank (MMBL) for 4Q24. • A diverse and expanding portfolio of digital products and services continues to scale strongly. • The strategic partnership with Engro Corporation Limited on the pooling and management of Jazz’s infrastructure assets is aligned with VEON’s asset-light strategy. FY24 RESULTS AND YOY TRENDS, PKR DIRECT DIGITAL REVENUE 94.3bn +77.5% 53.9bn +46.2% 41.3 43.9 50.6 56.0% 62.1% 70.7% 4Q22 4Q23 4Q24 CAPEX TOTAL REVENUE 384.9bn 162.6bn +22.7% EBITDA +15.6% 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN SERVICE REVENUE (billion) DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 30% 37% 42%12% 10% 9% 59% 53% 49% 68.7 77.9 91.0 4Q22 4Q23 4Q24 Multiplay 2Play 4G Other 9 17 26 12.8% 19.9% 26.1% 4Q22 4Q23 4Q24

KAZAKHSTAN FY24
Healthy growth momentum maintained

VEON
Beeline

FY24 RESULTS AND YOY TRENDS, KZT

TOTAL REVENUE
399.9bn
+13.1%
+16.2% YoY Underlying LCY[1]

DIRECT DIGITAL REVENUE
39.8bn
+25.5%

EBITDA
206.4bn
+7.4%
+9.0% YoY Underlying LCY[1]

CAPEX
85.7bn
+12.9%

SEGMENT REVENUES IN SERVICE REVENUE



(billion)
Multiplay
2Play 4G
Other
76.1
92.7
92.2
46%
20%
33%
43%
16%
40%
36%
14%
50%
4Q22
4Q23
4Q24

4G USERS AND PENETRATION



(3 month active, million)
68.3%
73.3%
76.0%
7.2
8.1
8.8
4Q22
4Q23
4Q24

DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE



(billion)
8.0%
10.1%
11.3%
6
10
11
4Q22
4Q23
4Q24

- Revenue growth was supported by 25.5% YoY growth in direct digital revenues. Total revenue YoY growth rates reflect the deconsolidation of TNS+ contributions effective 4Q24.
- Beeline's growing market share and traction highlight the success of its 4.9G rollout, with the decision to forgo 5G spectrum/license allowing for greater capex spend across our network.
- Significant progress across the digital portfolio. QazCode, in collaboration with Kazakh research institutions, launched Kaz-LLM, an open-source Kazakh-language large language model with 8bn and 70bn parameter versions; and has launched several AI products.
- Simply, Kazakhstan's first mobile-only neobank, saw MAUs rising +145.2% YoY to 3.2 million.

1. Adjusting for the sale of TNS+.

FY24 & 4Q24 trading update | 18

19 FY24 & 4Q24 trading update |19 BANGLADESH FY24 Impacted by Macro-Economic Headwinds and Civil Unrest • 2H2024 was particularly challenging for the entire industry, driven by the compounded effects of political unrest and persistent macroeconomic headwinds. • Banglalink has strategically pivoted to optimize its distribution model and customer acquisition strategy, which are driving structurally lower costs without impacting revenue share. • Banglalink's digital transformation is gaining momentum, highlighted by the successful launch of the AI-enabled lifestyle application "Ryze“. • We are confident on Bangladesh’s future and Banglalink’s longer-term growth prospects. FY24 RESULTS AND YOY TRENDS, BDT TOTAL REVENUE 59.8bn DIRECT DIGITAL REVENUE 20.8bn 340mn 7.9bn 16.1 20.1 18.0 42.9% 49.6% 50.2% 4Q22 4Q23 4Q24 EBITDA CAPEX -29.9%-10.2% 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN SERVICE REVENUE (billion) +65.8%-2.8% DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (million) 26% 31% 32% 19% 17% 16% 55% 52% 52% 14.1 15.4 13.6 4Q22 4Q23 4Q24 Multiplay 2Play 4G Other 79 137 28 0.5% 0.9% 0.2% 4Q22 4Q23 4Q24

UZBEKISTAN FY24
Strong performance, supported by enhanced digital offerings

Beeline VEON

FY24 RESULTS AND YOY TRENDS, UZS

TOTAL REVENUE	3,454bn	+9.4%
DIRECT DIGITAL REVENUE	146bn	+20.5%
EBITDA	1,271bn	-3.7%
CAPEX	1,514bn	+110.9%

SEGMENT REVENUES IN SERVICE REVENUE



(billion)
Multiplay
2Play 4G
Other
707
24%
23%
53%
909
29%
17%
54%
890
25%
16%
59%
4Q22
4Q23
4Q24

4G USERS AND PENETRATION



(3 month active, million)
65.8%
73.1%
73.6%
5.5
6.2
6.1
4Q22
4Q23
4Q24

DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE



(billion)
3.5%
4.7%
5.5%
25
43
50
4Q22
4Q23
4Q24

- Revenue growth was driven by a 20.5% YoY increase in direct digital revenues for FY2024, while EBITDA declined 3.7% YoY in 2024 due to investments in network infrastructure and AdTech personnel costs, which are expected to create future revenue opportunities.
- Beepul's digital strategy progressed rapidly with its customer base up 3.6x YoY. AI-powered Hambi app was launched in November 2024 and has 5.1 million MAUs as of December 2024.
- The reduction of excise tax on mobile communication services (effective January 2025), has enabled Beeline Uzbekistan to accelerate its 4.9G roll-out, benefiting both the industry and consumers.
- Beeline Uzbekistan's focus in 2024 was on network enhancement and digital adjacencies. Into 2025 and beyond, Beeline Uzbekistan aims to leverage these efforts for sustainable growth.

FY24 & 4Q24 trading update |20

OUR DIGITAL ECOSYSTEM

Our digital portfolio of assets as of 31 December 2024

VEON

CUMULATIVE MAU ALL SERVICES	DIGITAL-ONLY TOTAL USERS	DIRECT DIGITAL REV. AS A % OF TOTAL REV. IN FY24	TRANSACTION VALUE LTM
121.6mn	**29.1mn**	**11.5%**	**USD 36.5bn**
+27.2% YoY	23.9% of Total	+3.9pp YoY	+61.9% YoY *in LCY*



Communication
4.8mn MAUs
+41% YoY
Entertainment
40.9mn MAUs
+29% YoY
Financial Services
38.5mn MAUs
+42% YoY
Health
3.5mn MAUs
-13% YoY
Learning
3.5mn MAUs
3.4x YoY
SuperApps
43.3mn MAUs (Self Service)
+17% YoY
Enterprise Services
USD 56mn Revenue
+67% YoY in LCY
AI 1440
+
DO 1440
VEON ADTECH
ROX
OQ
izi
Simply
bee
JazzCash
hitter
KINOM

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-service products. Digital-only MAU – users of VEON digital services and platforms who are subscribers from other mobile operators.

FY24 & 4Q24 trading update |21

22 FY24 & 4Q24 trading update |22 OUR MOBILE FINANCIAL SERVICES Provide a broad portfolio of branchless banking services for customers JazzCash Simply Beepul Total Pakistan Kazakhstan Uzbekistan Incl. others 4Q24 ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 19.7 21.1% 3.2 2.5x 2.4 3.6x 38.5 42.3% LTM Total transactions (million) 2,801 40.0% 90 22.1% 54 -1.6% 2,945 38.3% LTM Total value of transactions, local currency (billion) 9,535 63.8% 577 45.9% 6,960 39.7% Average # of transactions per user 14 17.2% 4 -59.9% 16 -0.9% Average transaction value per user, local currency 48.3k 32.8% 21.8k -61.0% 2.5m 48.3% Average value per transaction, local currency 3.5k 13.3% 5.1k -2.8% 155k 49.7%

23 FY24 & 4Q24 trading update |23 OUR ENTERTAINMENT PLATFORMS Offer new experiences and unique content to our customers Tamasha Toffee Kyivstar TV BeeTV Kinom Total Pakistan Bangladesh Ukraine Kazakhstan Uzbekistan 4Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 17.1 61.5% 6.6 -22.0% 2.0 54.8% 1.0 8.0% 1.0 -11.0% 27.7 23.7% User activity on mobile platform Usage time (billion min) 3.1 -62.1% 0.7 -75.7% 5 49.9% 0.7 25.6% 0.1 -29.3% 9.5 -36.7% # of sessions (million) 260 -53.2% 43 -71.6% 470 49.8% 27 9.4% 799 -23.5% Usage time per user per day (min) 23 -45.0% 8 -54.3% 234 -4.5% 114 4.4% 9 -5.4% Usage time per session (min) 12 -19.0% 17 -14.5% 11 0.1% 25 14.9% Note: Engagement metrics for both Tamasha and Toffee have declined on a YoY basis as the comparable quarter in 2023 was characterized by the broadcasting of an ICC Cricket tournament. Both Tamasha and Toffee in Bangladesh expect an uptick in customer engagement in 1Q25 from the ICC Cricket Championship. Kinom figures represent the combined total of Kinom users and Beeline TV, as both platforms currently operate in parallel.

24 FY24 & 4Q24 trading update |24 OUR SUPERAPPS & PREMIUM DIGITAL BRAND PLATFORMS Simosa MyBL My Kyivstar1 Hambi Janymda Total Pakistan Bangladesh Ukraine Uzbekistan Kazakhstan 4Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 19.0 29.9% 7.8 -0.2% 6.2 42.7% 5.1 -3.2% 4.9 3.6% 42.8 16.9% Penetration in total monthly active subscriber base 23.6% 2.3pp 25.3% 2.2pp 29.2% 9.7pp 48.8% -1.0pp 45.8% 0.4pp IZI ROX OQ RYZE Total Kazakhstan Pakistan Uzbekistan Bangladesh 4Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 0.7 56.9% 1.0 0.6 3.4x 0.2 2.5 4.1x Penetration in total monthly active subscriber base 2.1% 0.7% 1.4% 0.7% SuperApps Premium Digital Brands 1. My Kyivstar is in the process of transitioning its services to become a fully integrated SuperApp.

25 FY24 & 4Q24 trading update |25 OUR HEALTHCARE PLATFORMS Patients registered in the system 28+ million +5% YoY Active healthcare institutions 1,600+ +3% YoY Active doctors and specialists 39,000+ +5% YoY Appointments in 4Q24 2.4 million +8% YoY Users registered in the system 1.4+ million E-Pharmacy 50+ cities Active doctors and specialists 400+ Active policies sold 790K Coverage options 20 Helsi - Ukraine FikrFree - Pakistan

26 FY24 & 4Q24 trading update |26 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. TRADING RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

FY24 REVENUES

VEON

FY24 results YoY trends

TOTAL REVENUE
$4bn
+8.3%
+14.6% Underlying LCY

DIRECT DIGITAL REVENUE
$460mn
+63.0%
+64.1% Local currency

REVENUE, FX DIFFERENCES IN FY24
(USD million)



FX differences
1382
971
854
539
273
55
(5)
4,070
(65)
4,004
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in FY24
VEON, reported

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in FY24	VEON, reported
Total revenue	+22.7%	+11.0%	+13.1%	-2.8%	+9.4%	-1.5%		**+14.6%**		**+12.8%**

- FY24 underlying revenue was USD 4,070 million, YoY growth of 14.6% adjusts for the impact from identified items and sale of TNS+.
- Direct Digital Revenues reached USD 460 million in FY24, reflecting a 63.0% YoY increase.

Note: Countries' revenues are in constant currency. Kyrgyzstan is accounted for as an asset held for sale.

FY24 & 4Q24 trading update |27

4Q24 REVENUES

VEON

4Q24 results YoY trends

TOTAL REVENUE
$998mn
+4.7%
+11.1% Underlying LCY

DIRECT DIGITAL REVENUE
$126mn
+42.4%
+43.5% Local currency

REVENUE, FX DIFFERENCES IN 4Q24
(USD million)



FX differences
356
251
193
124
70
13
(0)
1,007
(9)
998
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in FY24
VEON, reported

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in FY24	VEON, reported
Total revenue	+16.6%	+31.5%	-0.3%	-11.6%	-2.7%	-12.7%		**+11.1%**		**+10.3%**

- 4Q24 underlying revenue was USD 1,007 million. YoY growth of 11.1%, which adjusts for the impact from identified items and the sale of TNS+.
- Direct Digital Revenues reached USD 126 million in 4Q24, reflecting a 42.4% YoY increase.

Note: Countries' revenues are in constant currency.

FY24 & 4Q24 trading update |28

29 FY24 & 4Q24 trading update |29 FY24 EBITDA AND EBITDA MARGIN FY24 results YoY trends EBITDA $1,691mn +12.0% Underlying LCY +4.9% EBITDA MARGIN 42.2% +5.8%+15.6% -3.7%7.4%Local currency YoY growth -10.2% • FY24 underlying EBITDA was USD 1,795 million. YoY growth of 12.0%, which adjusts for the impact from identified items and the sale of TNS+. -1.3 p.p. -17.5% 1,6911,795 584 565 442 200 100 18 (115) (104) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, underlying Identified items in 4Q24 VEON, reported +10.0% Note: Countries’ EBITDA are in constant currency. EBITDA, FX DIFFERENCES IN FY24 (USD million) FX differences +12.0%

4Q24 EBITDA AND EBITDA MARGIN

VEON

4Q24 results YoY trends

EBITDA

$408mn

+11.3%

+18.8% Local currency

EBITDA MARGIN

40.9%

+2.4 p.p.

EBITDA, FX DIFFERENCES IN 4Q24
(USD million)



FX differences
134
140
102
43
27
4
(25)
426
(17)
408
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in 4Q24
VEON, reported

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in 4Q24	VEON, reported
Local currency YoY growth	+2.5%	+36.9%	-6.5%	-30.2%	-14.5%	-29.8%		**+14.1%**		**+18.8%**

- 4Q24 underlying EBITDA was USD 426 million. YoY growth of 14.1%, which adjusts for the impact from identified items and the sale of TNS+.

Note: Countries' EBITDA are in constant currency.

FY24 & 4Q24 trading update |30

31 FY24 & 4Q24 trading update |31 4Q24 DEBT AND LIQUIDITY UPDATE CASH • Group cash increased to USD 1,691 million, of which USD 481 million is at the HQ level. The increase was driven by (i) USD 300 million of new debt at the level of Pakistan, which remained on the bank accounts and deposits as of the reporting date and (ii) USD 181 million of USD denominated Ukrainian short-term sovereign bonds which were turned to cash and cash equivalents during the quarter. • In addition to the USD 1,691 million, we also hold USD 30 million in USD denominated domestic Ukrainian long-term sovereign bonds (classified as investments) as of 31 December 2024 (with tenors of between 3-6 months). • Net dividends upstreamed from OpCos YTD: USD 496 million (after withholding tax). • All outstanding proceeds from the sale of TNS+ have been received post December 2024. DEBT • Gross debt increased by USD 390 million, mostly as a result of new debt in Pakistan, Kazakhstan, Uzbekistan and Bangladesh. • Net debt/LTM EBITDA declined from 1.52x to 1.34x. USD, million 31 Dec 2024 30 Sep 2024 QoQ Group cash 1,691 1,021 65.6% Gross debt, there of 4,381 3,991 9.8% Capitalised leases 1,033 1,014 1.9% Net debt 2,934 3,114 (5.8%) Net debt excl. leases 1,901 2,100 (9.5%) Net debt to LTM EBITDA 1.74x 1.89x Net debt to LTM EBITDA excl. leases 1.34x 1.52x Note: Cash and cash equivalents and deposits includes USD 243 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

32 FY24 & 4Q24 trading update |32 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. TRADING RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

33 FY24 & 4Q24 trading update |33 TRANSFORMING TOWARDS A FASTER, STRONGER DIGITAL OPERATOR Past 12-18 Months Exited Russia  Accelerated Digital Operator Strategy  Progressed Asset-Light Strategy  Executed Phase 1of Share Buyback  Completed HQ Move to Dubai  Next 12-18 months Execute Kyivstar Listing  Sustain Growth Momentum. Explore Accretive In-Market Opportunities  Continue Execution of Asset-Light Strategy  Execute Further Share Buybacks  Optimize Costs, Maintain Healthy Balance Sheet 

34 FY24 & 4Q24 trading update |34 2025 OUTLOOK 1. Based on blended weighted average inflation of 8.2% as of 4Q24 (versus 14.8% in 4Q23). Total revenue, YoY in local currency EBITDA, YoY in local currency Capex intensity FY 2024 Actuals 14.6% growth 12.0% growth 20.6% (18.7% excluding Ukraine) FY 2025 Guidance1 12%-14% growth 13%-15% growth 17%-19%

35 FY24 & 4Q24 trading update |35 Q&A VEON FY24 & 4Q24 TRADING UPDATE

36 FY24 & 4Q24 trading update |36 APPENDIX VEON FY24 & 4Q24 TRADING UPDATE

4Q24 HIGHLIGHTS

VEON

TOTAL REVENUE
$998mn
+4.7% YoY
+11.1% YoY Underlying LCY

FY24 grew +8.3% YoY in USD and +14.6% in underlying LCY

TELECOM/ INFRA REVENUE
$872mn
+0.8% YoY
+5.4% YoY Local currency

FY24 grew +3.8% YoY in USD and +7.1% in LCY

DIRECT DIGITAL REVENUE
$126mn
+42.4% YoY
+43.5% YoY Local currency

FY24 grew +63.0% YoY in USD and +64.1% in LCY

EBITDA
$408mn
+11.3% YoY
+14.1% YoY Underlying LCY

FY24 grew +4.9% YoY in USD and +12.0% in underlying LCY

CAPEX
$322mn
+24.7% YoY

LTM Capex intensity trending higher by 3.0 p.p. YoY to 20.6%

LTM EQUITY FCF
$403mn
-2.2% YoY

Declined on account of higher capex

NET DEBT
$1,901mn
-3.3% YoY

Net debt to EBITDA ratio of 1.3x

GROUP CASH
$1,691mn
$481mn at HQ

Effective debt and liquidity management

Notes: Cash and cash equivalents and deposits includes USD 243 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. Net debt figures also exclude leases. As of 31 December 2024, lease liabilities were USD 1.0 billion. Equity FCF is derived before accounting for lease and licensing payments.

FY24 & 4Q24 trading update | 37

38 FY24 & 4Q24 trading update |38 4Q24 GROUP OVERVIEW +12.6% Ukraine +19.1% Total revenue EBITDA Underlying LCYUSD +15.9% +20.5% USD USD Bangladesh EBITDA +4.4% EBITDA -35.7% EBITDA USD Kazakhstan EBITDA USD Uzbekistan -18.2% -12.8% LCY +2.5% Pakistan LCY -30.2% LCY -14.5% Underlying LCY -1.1% Total revenue +18.8% Total revenue -18.6% +16.6% -11.6% Total revenue -7.1% +10.7% Total revenue -6.8% -2.7% The reconciliation and disclosure of identified items to establish underlying local currency growth for Ukraine and Kazakhstan can be found in the appendix of the Trading Update disclosure.

DIGITAL FINANCIAL SERVICES IN PAKISTAN
JazzCash and Mobilink Bank

The most popular domestic mobile financial services app in Pakistan

MAU
19.7 million
+21% YoY

Active merchants
350,000+
+46% YoY

LTM Gross Transaction Value
PKR 9.5 trillion
+64% YoY

Daily average # of issued digital loans in 4Q24
143k+
+114% YoY

DFS 4Q24 RESULTS AND YOY TRENDS


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TOTAL REVENUE
20.8bn
PKR
+54.5%

EBITDA
2.4bn
PKR
-35.9%

Pakistan's largest domestic digital bank with over 20% of loans issued digitally

MAU Dost app
61,900+
1.2x YoY

Gross Loan Portfolio
PKR 55.6 billion
-5.8% YoY

Average loan size in 4Q24
PKR 333,600+
+35.9% YoY

FY24 & 4Q24 trading update |39

40 FY24 & 4Q24 trading update |40 SIMPLY Kazakhstan’s first mobile online-only neobank MAU 3.2 million 2.5x YoY LTM Gross Transaction Value KZT 577 billion 1.5x YoY LTM # of transactions 90 million +22% YoY

41 FY24 & 4Q24 trading update |41 BEEPUL Beeline Uzbekistan’s integrated mobile financial services MAU 2.4 million 3.6x YoY LTM Gross Transaction Value UZS 7.0 trillion +40% YoY LTM # of Transactions 54.5 million 4.7 4.8

42 FY24 & 4Q24 trading update |42 TAMASHA Pakistan’s leading domestic entertainment platform MAU 17.1 million +61% YoY Guest users 49.9% +4.5p.p. YoY Total # of sessions 259.9 million -53.2% YoY Ad revenues in 4Q24 PKR 1,674 million new revenue streams keep momentum ARPU PKR 674 3.4x higher than single play voice customers Pakistan Digital Award 2024: Best Online Streaming Platform

43 FY24 & 4Q24 trading update |43 TOFFEE The largest Bangladeshi mobile entertainment platform MAU 6.6 million -22% YoY Guest users 59.7% -5.5p.p. YoY Total # of sessions 43.1 million -72% YoY Ad and subscription revenues in 4Q24 BDT 17 million ARPU BDT 367 3.1x higher than single play voice customers

44 FY24 & 4Q24 trading update |44 IZI Youth-focused mobile entertainment operator in Kazakhstan MAU 679k +56.9% YoY Guest users 55.5% +18.7 p.p. YoY Average DAU 62,000+ +18% YoY Monthly active mobile customers 302,000+ +21.8% YoY “I Join” NPS 63.6% Mobile portability ratio 32.9% of users chose IZI in 4Q24 ARPU KZT 2,200 1.7x higher than non-app IZI customers Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Kazakhstan

45 FY24 & 4Q24 trading update |45 MAU 1M+ Guest users 58.2% Average DAU 65,500+ Lifestyle platform The app brings entertainment, gaming, streaming and more Mobile operator Offering fast data and crystal- clear voice services ROX Digital-first lifestyle operator in Pakistan ARPU PKR 739 (ARPU Jazz: PKR 413)

46 FY24 & 4Q24 trading update |46 App MAU 3.79 million Guest users 73,000+ Average DAU 846,000+ Lifestyle platform An AI-powered innovative platform that consolidates a comprehensive suite of digital services and connectivity into a single application Mobile operator Number 1 App in business category on Google Play / App Store HAMBI Uzbek AI-powered SuperApp 4.4 4.5

47 FY24 & 4Q24 trading update |47 RYZE Bangladesh’s first AI-powered lifestyle app Telco features -Unlimited data packs -Bundle customization feature Monthly Active Mobile Customers 146,585 MAU 222,933 Guest users 76,348 Monthly Avg. DAU 14,766 Entertainment features AI productivity tools Quick access to OTTS & entertainment apps

48 FY24 & 4Q24 trading update |48 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Average revenue per user (“ARPU”) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (“capex”) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalised leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Digital only MAU users of VEON digital services and platforms who are not VEON mobile customers . Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile CC customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalised tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other identified items. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature, but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”) and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Russia as discontinued operations. Local currency (or “LCY”) trends underlying (growth/decline) iis an alternative performance measure that is calculated as local currency trends excluding identified items with an absolute amount of USD 5 million or more. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5

49 FY24 & 4Q24 trading update |49 ir@veon.com Tel: +971 4 433 1145 VEON FY24 & 4Q24 TRADING UPDATE